UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                         ☐

2021 Annual Report and Accounts of International Game Technology PLC

On March 21, 2022, International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) published its Annual Report and Accounts for the fiscal year ended December 31, 2021 on its website. The 2021 Annual Report and Accounts can be found in the Investor Relations section of www.igt.com, along with IGT's 2021 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on March 3, 2022. These materials can be viewed online and are also available for download in PDF format.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4